Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Six Months Ended
	2012	2013	2014	2015	2016	June 30, 2017
	(in thousands, except ratio)
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$73,787	$62,174	$65,912	$371,122	$66,480	$39,315
Capitalized interest	(3,891)	(13,324)	(13,785)	(17,068)	(26,576)	(11,907)
Depreciation of capitalized interest	302	1,190	2,109	3,247	5,019	2,907
Distributions from 50% or less owned companies carried at equity	38,809	46,564	75,528	97,468	87,220	40,191

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$109,007	$96,604	$129,764	$454,769	$132,143	$70,506

Fixed charges
Interest on long-term debt	$40,923	$48,583	$66,772	$99,730	$138,737	$74,091
Capitalized interest	3,891	13,324	13,785	17,068	26,576	11,907
Rental expenses representative of an interest factor	5,383	6,919	9,485	9,208	10,477	5,238

Total fixed charges	$50,197	$68,826	$90,042	$126,006	$175,790	$91,236

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges	$159,204	$165,430	$219,806	$580,775	$307,933	$161,742

RATIO OF EARNINGS TO FIXED CHARGES	3.2	2.4	2.4	4.6	1.8	1.8